Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF JULY 29, 2013

DATE, TIME AND PLACE: On July 29, 2013 at 8:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2nd floor, room 214 in the city and state of São Paulo.

CHAIR: Iran Siqueira Lima.

QUORUM: All effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         For the current annual mandate, maintain the appointments of Prof. Iran Siqueira Lima as  President of the Fiscal Council and Councilor Alberto Sozin Furuguem to replace him in his absences or incapacity pursuant to Article 2 of the Internal Charter of the Fiscal Council; placed on record the thanks of the appointees for the renewed vote of confidence.

2.         Following examination and discussion of the Company’s account statements for the period from January to June 2013, to issue the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the account statements for the period from January to June 2013, have verified the accuracy of all the items examined and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted by the company during the period.”

CONCLUSION: The agenda having been concluded, these minutes were drafted, read, approved and signed. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer